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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


________________________________________________________________________________
1.   Name and Address of Reporting Person*

                          Credit Suisse First Boston,
           on behalf of the Credit Suisse First Boston business unit
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     11 Madison Avenue
--------------------------------------------------------------------------------
                                    (Street)

     New York                         NY                 10010
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Charles River Laboratories International, Inc. (CRL)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     November 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code                        (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             1,232,572     D                2,336,763      (I)    (1)(13)(16)
                                                                                                                        (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             52,179        A                52,179         (I)    (29)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             19,567        A                19,567         (I)    (30)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             16,306        A                16,306         (I)    (32)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             49,085        D                93,057         (I)    (2)(13)(16)
                                                                                                                        (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             309,854       D                587,435        (I)    (16)(18)(19)
                                                                                                                        (23)(27)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             32,065        A                32,065         (I)    (36)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             32,065        A                32,065         (I)    (37)(16)(18)
                                                                                                                        (19)(27)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             60,609        D                114,904        (I)    (3)(13)(16)
                                                                                                                        (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             6             A                6              (I)    (38)(13)(16)
                                                                                                                        (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             72,060        D                136,615        (I)    (4)(14)(16)
                                                                                                                        (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             26,760        D                50,732         (I)    (5)(14)(16)
                                                                                                                        (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             19,928        D                37,781         (I)    (7)(13)(16)
                                                                                                                        (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             3,887         D                7,369          (I)    (8)(13)(16)
                                                                                                                        (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             5,538         D                10,498         (I)    (9)(15)
                                                                                                                        (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             2,282         A                2,282          (I)    (42)(15)(18)
                                                                                                                        (19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             138,886       D                263,307        (I)    (18)(19)(21)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             6,547         A                6,547          (I)    (43)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             15,653        A                15,653         (I)    (31)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             13,581        A                13,581         (I)    (33)(13)(16)
                                                                                                                        (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             128           A                128            (I)    (34)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             11,639        A                11,639         (I)    (35)(13)(16)
                                                                                                                        (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             1,624         A                1,624          (I)    (39)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             2,035         A                2,035          (I)    (40)(14)(16)
                                                                                                                        (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/8/01        J             997           A                997            (I)    (41)(14)(16)
                                                                                                                        (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      711,921        (I)    (6)(16)
                                                                                                                        (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      846,491        (I)    (11)(15)(18)
                                                                                                                        (19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      967,888        (I)    (12)(15)(18)
                                                                                                                        (19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      24,131         (I)    (18)(19)(22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      127,864        (I)    (16)(18)(19)
                                                                                                                        (24)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      1,342          (I)    (18)(19)(20)
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the Form is filed by more than one  Reporting  Person,  see  Instruction
   4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                 SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)              (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Warrant             $5.19                                    Immed.   10/01/09 Common      26,247          3,455     (I)    (11)(15)
                                                                                Stock                                       (18)(19)
------------------------------------------------------------------------------------------------------------------------------------
Warrant             $5.19                                    Immed.   10/01/09 Common     184,166         24,242     (I)    (16)(18)
                                                                                Stock                                       (19)(23)
                                                                                                                            (27)
------------------------------------------------------------------------------------------------------------------------------------
Warrant             $5.19                                    Immed.   10/01/09 Common      17,495          2,303     (I)    (16)(18)
                                                                                Stock                                       (19)(24)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(J) Shares of Common Stock of Charles River Laboratories International, Inc. par value .01 per share ("Common Stock") were distributed to the partners of the partnership on a pro-rata basis.

(1) These securities are held directly by DLJ Merchant Banking Partners II, L.P. ("Partners II"), which is a partnership.

(2) These securities are held directly by DLJ Merchant Banking Partners II-A, L.P., ("Partners II-A"), which is a partnership.

(3) These securities are held directly by DLJ Offshore Partners II, C.V. ("Offshore Partners II"), which is a partnership.

(4) These securities are held directly by DLJ Diversified Partners, L.P. ("Diversified"), which is a partnership.

(5) These securities are held directly by DLJ Diversified Partners-A, L.P. ("Diversified-A"), which is a partnership.

(6) These securities are held directly by DLJMB Funding II, Inc. ("Funding II"), which is a Delaware corporation.

(7) These securities are held directly by DLJ Millennium Partners, L.P. ("Millennium"), which is a partnership.

(8) These securities are held directly by DLJ Millennium Partners-A, L.P. ("Millennium-A"), which is a partnership.

(9) These securities are held directly by DLJ EAB Partners, L.P. ("EAB"), which is a partnership.

(10)  Intentionally omitted.

(11) These securities are held directly by DLJ ESC II, L.P. ("ESC II"), which is a partnership.

(12) These securities are held directly by DLJ First ESC, L.P. ("ESC"), which is a partnership.

(13) DLJ Merchant Banking II, Inc. ("MB II INC") is the Managing General Partner of each of Partners II, Partners II-A, Millennium, and Millennium-A and Advisory General Partner of Offshore Partners II. In addition, DLJ Merchant Banking II, LLC ("MB II LLC") is the Associate General Partner of each of Partners II, Partners II-A, Offshore Partners II, Millennium, Millennium-A, and EAB. MB II INC is also the Managing Member of MB II LLC.

(14) DLJ Diversified Partners, Inc. ("Diversified Partners") is the General Partner of each of Diversified and Diversified-A. DLJ Diversified Associates, L.P. ("Diversified Associates") is the Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates.

(15) DLJ LBO Plans Management Corporation is the General Partner of EAB, ESC and ESC II.

(16) Credit Suisse First Boston Private Equity, Inc. ("CSFBPE")is the sole stockholder of each of MB II INC, Diversified Partners, Funding II, DLJ Investment Funding, Inc. ("IP Funding") and DLJ Investment Partners, Inc.

(17)  Intentionally omitted.

(18) Credit Suisse First Boston (USA) Inc. ("CSFB-USA"), a Delaware corporation formerly named Donaldson, Lufkin & Jenrette, Inc., is the parent of each of DLJCC, CSFBPE and DLJ LBO Plans Management Corporation.

(19) This Form 4 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

      Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, owns 100% of the voting stock of CSFB-USA. The Bank owns a majority of the voting stock, and all of the non-voting stock, of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG").

      The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business;
      (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

      CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank, and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own securities issued by the Issuer or derivative securities relating thereto, and any such securities are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of any such securities beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of any such securities beneficially owned by CSG and any of CSG's and the Bank's other business units.

      The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of
      Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.

(20) These securities are held directly by DLJ Capital Corporation ("DLJCC"), which is a Delaware corporation.

(21) These securities are held directly by Sprout Capital VIII, L.P. ("Sprout VIII"), which is a partnership. DLJCC is the Managing General partner of Sprout VIII.

(22) These securities are held directly by Sprout Venture Capital, L.P. ("Sprout"), which is a partnership. DLJCC is the general partner of Sprout.

(23) These securities are held directly by DLJ Investment Partners, L.P. ("DLJIP"), which is a partnership.

(24) These securities are held directly by DLJ Investment Funding, Inc., a Delaware corporation.

(25)  Intentionally omitted.

(26)  Intentionally omitted.

(27)  DLJ Investment Partners, Inc. is the general partner of DLJIP.

(28)  These securities were held directly by CSFB Corporation.

(29) These securities are held directly by WSW 1996 Buyout Fund L.P., which is a partnership, and itself a partner of Partners II.

(30) These securities are held directly by WSW 1996 Buyout Fund II L.P., which is a partnership, and itself a partner of Partners II.

(31) These securities are held directly by WSW 1996 Exchange Fund L.P., which is a partnership, and itself a partner of Partners II.

(32) These securities are held directly by WSW 1995 Exchange Fund L.P., which is a partnership, and itself a partner of Partners II.

(33)  These securities are held directly by MB II LLC.

(34)  These securities are held directly by DLJ MB II, INC.

(35)  These securities are held directly by MB II INC.

(36) These securities are held directly by DLJ Investment Associates, L.P., which is a partnership, and itself a partner of DLJIP.

(37)  These securities are held directly by DLJ Investment Partners, Inc.

(38) These securities are held directly by DLJ Offshore Management N.V. (DLJ Off Mgt NV), which is a partner of Offshore Partners II.

(39) These securities are held directly by DLJ Strategic Partners, L.P., which is a partnership, and itself a partner of Diversified.

(40)  These securities are held directly by Diversified Partners.

(41)  These securities are held directly by Diversified Associates.

(42)  These securities are held directly by DLJ LBO Plans Management Corp.

(43) These securities are held directly by DLJ Venture Capital Partners, a partner of Sprout VIII.

Credit Suisse First Boston, acting solely on behalf of the Credit Suisse First Boston business unit

  /s/ Ivy Dodes                                           12/7/01
---------------------------------------------           ----------
By: Ivy Dodes, Director                                    Date
**Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.